Lavoro Completes Acquisition of Coram

Coram reinforces Lavoro’s presence in the states of São Paulo, Minas Gerais and Goiás

SÃO PAULO December 26, 2023 -- Lavoro Limited (Nasdaq: LVRO), the first U.S.-listed pure-play agricultural inputs retailer in Latin America, today announced today the acquisition of a controlling interest in Coram Comércio e Representações Agrícolas (“Coram”), an ag retailer based in Ituverava (State of São Paulo).

This acquisition of Coram, a respected player in the agricultural inputs market since 1973, significantly strengthens Lavoro's operations in São Paulo, Minas Gerais, and Goiás, and bolsters its exposure to the sugarcane sector.

Founded in 1973 by César Luiz Mendonça, the retailer boasts 10 retail locations, more than 50 employees, and serves approximately 1,200 customers across these three states.

Ruy Cunha, CEO of Lavoro, expressed enthusiasm about the acquisition: “We are delighted to welcome Coram into the Lavoro family. Their half-century legacy, solid reputation with the farmer communities they serve, and robust market presence in São Paulo, Goiás, and in the south of Minas Gerais complements well our existing footprint in the region. We expect the combination with Lavoro will bring additional value to Coram’s existing client base, with the expansion of its product portfolio and addition of new value-add services.”

About Lavoro

Lavoro Limited is Brazil's largest agricultural inputs retailer and a leading producer of agriculture biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Since its founding in 2017, Lavoro has broadened its reach across Latin America, serving 72,000 customers in Brazil, Colombia, and Uruguay, via its team of over 1,000 technical sales representatives (RTVs), its network of over 210 retail locations, and its digital marketplace and solutions. Lavoro's RTVs are local trusted advisors to farmers, regularly meeting them to provide agronomic recommendations throughout the crop cycle to drive optimized outcomes.

Learn more about Lavoro at https://ir.lavoroagro.com.

Forward-Looking Statements

The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release.
Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro’s business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro’s securities on Nasdaq; the price of Lavoro’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the consolidated capital structure; changes in general economic conditions; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to the business combination and being a public company and other risks and uncertainties indicated from time to time in the proxy statement/prospectus filed by Lavoro relating to the business combination or in the future, including those under “Risk Factors” therein, or Lavoro’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect Lavoro’s expectations, plans, or forecasts of future events and views as of the date of this press release. Lavoro anticipates that subsequent events and developments will cause Lavoro’s assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact Information:

Tigran Karapetian, Head of Investor Relations
tigran.karapetian@lavoroagro.com

Fernanda Rosa, Investor Relations Coordinator
fernanda.rosa@lavoroagro.com